Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated October 15, 2014, relating to the combined financial statements of Western Refining Wholesale Segment as of and for the years ended December 31, 2013 and 2012 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the combined financial statements which were derived from the consolidated financial statements and accounting records of Western Refining, Inc. and to the allocation of certain corporate expenses historically provided by Western Refining, Inc.), appearing in the Current Report on Form 8-K of Western Refining Logistics, LP dated February 2, 2015, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Phoenix, Arizona

May 22, 2015